Rule 424(b)(3)
                                    Registration Statement No. 333-27465
                                    Cusip # 12560MBP2
PRICING SUPPLEMENT NO. 1,

Dated October 2, 1998, to
Prospectus,  dated  September 24, 1998 and
Prospectus Supplement, dated September 25, 1998.

                               THE CIT GROUP, INC.
                          MEDIUM-TERM FIXED RATE NOTES
                  DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note               (   ) Senior Subordinated Note

Principal Amount:  U.S. $200,000,000.

Proceeds to Corporation:  99.962%  or $199,924,000.

Underwriting Discount:  0.038%

Issue Price:  100% or $200,000,000.

Original Issue Date:  October 7, 1998.

Maturity Date:  October 6, 2000.

Interest Rate Per Annum:  5.00%.

Interest Payment  Dates:  Semi-annually  each April 6 and October 6,  commencing
      April 6, 1999, provided that if any such day is not a Business Day, the payment will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amount payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about October 7, 1998.

                              SALOMON SMITH BARNEY

Form:  Global Note.

Specified Currency:  U.S. Dollars.

Trustee, Registrar, Authenticating and Paying Agent:
      Harris Trust and Savings Bank, under the Indenture dated as of September 24, 1998 between the Trustee and The CIT Group, Inc. (the "Corporation").

                                  UNDERWRITING


      Salomon Smith Barney Inc.(the "Underwriter") is acting as principal in this transaction.

      Subject to the terms and conditions set forth in a Term Sheet and Agreement dated October 2, 1998 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996, between The CIT Group Holdings, Inc. (now known as The CIT Group, Inc.) and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $200,000,000 aggregate principal amount of the Notes.

      Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

      The Underwriter has advised the Corporation that it proposes to initially offer the Notes to the public at the Issue Price set forth above. After the initial public offering, the public offering price and other terms may be changed from time to time. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

      The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.